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Port Coffee International Inc

Coffee Shop

1019 SE 17th St
Fort Lauderdale, FL 33316
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Early Investor Bonus: The investment multiple is increased to 2× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Port Coffee International Inc is seeking investment to open a hybrid coffee shop/co-working space in Fort Lauderdale, FL.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Port Coffee International Inc is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Sailor Invest $500 or more to qualify. Unlimited available

1 Day Passport Membership

Second Mate Invest $1,000 or more to qualify. 100 of 100 remaining

Invite to Grand Opening

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OUR MISSION

Port Coffee flag ship is located in a highly desirable, high traffic area of Fort Lauderdale. It's about ½ mile from Convention Center, ¾ Mile from the Port in which over 4M people come through every year, 1 mile from the Fort Lauderdale International Airport, 1 mile from downtown Fort Lauderdale and about 1.25 miles from Fort Lauderdale Beaches. This makes it the perfect location and mix of demographics for Ports Flagship location.

Secured a 7 year lease with two 5 year options on 3100SF Commercial space for Port Coffee.
Architect retained specializes in designing Coffee Shop and Industrial space with such clients as Capital One Café.
Hired contractors to start renovating space in July 2021 with opening Mid October 2021.
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THE TEAM
Will Howsare
Co-Founder/ CVO

Tedd is a confidant well-seasoned C Level Executive with over 25 years of leadership and management experience to accomplish the

mission – with his steady hand in leadership will ensure the success of Port Coffee.

Attributes/Traits

Leadership

Visionary

Motivated

Persuasive

Confidant

Passionate

Determined

Risk Tolerance

Disciplined

Seasoned/Experienced

Strong People Skills

Tech Savvy

Decisive

Flexible

Open Minded

Strong ethics

Self Starter

Creative

Competitive

Active Thinker

Positive Mindset

Building

Team Builder

Constant Learning

Experience

Military /Government Experience – Served the United States with Honor as a US Army Captain/ Commander/Helicopter Pilot. Duties included mission planning, management, piloting A/C, Leading Missions, Special Operations and Training Instructor. He was the recipient of several distinguished Awards and Honors with the military. Government experience included procurement, working with US senior politicians on budgets and line items. He has provided testimony to the US Senate Defense Appropriations and received a letter from then Vice President Al Gore on his innovation and leadership on helping improve the Government procurement system via the use of technology.

C- Level Experience – After leaving the military, he has had several C-Level positions with start-up, small to mid-size companies. Duties included leadership, management, marketing and sales planning execution, scaling the companies, product vision, development and rollout, and increasing both sales and profit margins. Success rate is over 95%.

Start-up and small to mid-size Company Experience – The types of companies Tedd has been at the helm and helped lead to success and growth are Industrial Flooring, Pharmaceutical Logistics, Restaurants, Marketing and Advertising, Entertainment Centers, Real Estate Developer, Co-share Office Center, Real Estate Development, and Technology and Software.

Loves of Life

Spirituality

Friends and Family

Helping Others (homeless, youth, elderly, etc.)

Animals

Coffee and Tea Drinker

Writing and Reading

Boating

Traveling

Adventures

Public Speaking

Fitness

Healthy Eating

Nature/ Outdoors/ Environment

Technology

Space Exploration

History

Life and Business Philosophy

"Understanding that we are all in this together, we should strive to make ourselves better, the lives of those around us better to include people, animals and nature, and in turn humankind and the world continues to evolve and become better with each passing minute. "

'We ALL have our role to play in business and in life. The Leader is no better than the one following, for they all are important, vital to business success and our life success."

 "Never forget the basics as you grow. The basics are the fundamental steppingstones to success. "

"Don't quit until your last breath is out of you. No matter what the odds appear to be, success in anything in life just requires some adjustments in thought and in action, and the solutions will become abundantly clear."

Joshua T. Brown
Co-Founder/ COO

Joshua is young, intelligent, energetic, talented and motivated natural leader and entrepreneur with the right combination of experience and thirst for success to help catapult Port Coffee to a leader in the Coffee shop/ Industrial co-working space.

Attributes

Natural Leader

Excellent People Skills

Positive Mindset

Passionate

Determined

Thirst for Knowledge

Experienced

Creative Thinker

Self Starter

Disciplined

Motivated

Worldly

Caring/ Kind

Risk Tolerance

Self Improvement

Perseverance

Experience

Hospitality and Restaurant – Ever since Josh was 16 he has worked in hospitality industry and loves it. Duties included hosting, bussing, serving and assisting management. With every duty and tasks assigned he always exceeded expectation and it was demonstrated by always being the top earner in tips from customer. He understands the meaning of hospitality and making the customer enjoy the experience.

International Travel and Model - Growing up in a small town in Florida, Josh wanted to do and see more. So when he turned graduated High School, he took his graduation money and traveled to Europe for two months by himself to explore the World. His good looks, charisma, and ability to work with others soon got him scouted and picked up by two top modeling Agencies one in Miami and one in Milano. This experience connected him with VIP's around the globe and also allowed him the opportunity to experience some of the best restaurants, and coffee shops around the world.

Real Estate Agent/Development - Always wanted to expand his knowledge, he has always been fascinated with Real Estate and Development. He soon got his Real Estate License and soon joined forces with Tedd's development company. He has also worked as an agent for some of the top and oldest Real Estate companies in the World.

Love of Life

Friends and Family

Making People Happy

Avid Reader and Writer

Modeling

World Traveler

Social

Animals

Helping Others

Coffee Drinker

Health Conscious

Fitness

Boating

Adventures

Space Exploration

Science and Technology

Life and Business Philosophy

A Latin phrase " " which translate to Remember you will die, so that you can live...

Continue to learn and improve everyday and in everything you do.

Treat others with respect and kindness always.

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REMOTE WORK IS HERE TO STAY

Port Coffee will provide Remote workers, creatives, and freelancers an affordable place to work, vibe and be productive.

Studies have indicated post pandemic - remote workers and freelancers numbers have increased and that over 22% of the USA workforce is expected to work remotely by 2025.
During COVID-19 close to 70% of full-time workers are working from home
81% of those surveyed believe their employer will continue to support remote work after COVID-19
Studies predict that by 2025 over 25% of the US workforce will be remote workers i.e. over 32M people
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OUR MISSION

Port Coffee- a hybrid 24/7 Coffee Shop with co-working industrial workspace, providing the perfect place for people to drink coffee, work, relax, create and vibe!

We are a hybrid coffeeshop with co-working space providing perfect environment for creatives, remote workers and freelancers.
We will be open 24/7 with a Robotic Barista
We have an internationally scalable model to expand to over 50 locations in the next 5 -7 years.
We will sell premium coffee and products due to our vertical integration
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TARGET MARKET

Our target market consists of the following:

Remote Employees
Freelancers & Entrepreneurs
Travelers & Tourists
Real-estate Agents & Associated Members
College Students
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JULY 15TH , 2021

Start Buildout of Space

JUN 30, 2021

Coffee Farm Partnership

JULY 10TH, 2021

Tea Farm Partnership

JULY 15, 2021

Launch Membership Sales Program

OCTOBER 12TH 2021

Friends and Family of Employees Soft Opening

OCTOBER 15TH 2021

Celebrity and Media Soft Opening

OCT 22, 2021

Grand Opening

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build Out $65,000
Partnerships $5,000
Marketing $5,000
Operational $19,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,061,000 $4,122,000 $11,335,500 $24,216,750 $46,372,500
Cost of Goods Sold $412,200 $825,900 $2,271,225 $4,852,162 $9,291,375
Gross Profit $1,648,800 $3,296,100 $9,064,275 $19,364,588 $37,081,125

EXPENSES

Rent $108,000 $216,000 $594,000 $1,269,000 $2,430,000
Utilities $15,000 $30,000 $82,500 $176,250 $337,500
Salaries $600,000 $1,200,000 $3,300,000 $7,050,000 $13,500,000
Insurance $14,400 $20,000 $22,000 $25,000 $25,000
Equipment Lease $9,600 $19,200 $52,800 $112,800 $216,000
Robot Lease $48,000 $96,000 $264,000 $564,000 $1,080,000
Room Lease $72,000 $144,000 $396,000 $846,000 $1,620,000
Technology Lease $4,800 $9,600 $26,400 $56,400 $108,000
Marketing and Advertising $78,000 $156,000 $429,000 $926,500 $1,755,500
Legal and Professional fees $9,000 $18,000 $49,500 $105,750 $202,500
Shipping/ Import Fees $12,000 $24,000 $66,000 $141,000 $270,000
Roasting $24,000 $48,000 $132,000 $282,000 $540,000
Repairs & Maintenance $12,000 $12,000 $66,000 $141,000 $270,000
Build Out $300,000 $600,000 $1,500,000 $2,100,000 $4,500,000
Software Development Applications $24,000 $30,000 $50,000 $60,000 $60,000
Operating Profit $318,000 $673,300 $2,034,075 $5,508,888 $10,166,625
This information is provided by Port Coffee International Inc. Mainvest never predicts or projects performance, and has not reviewed or

audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

CP575Notice_1614011519971_PortCoffee.pdf

ArticlesofCor_PORTCoffee.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends July 15, 2021

Summary of Terms

Legal Business Name Port Coffee International Inc

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

2×

Investment Multiple 1.8×

Business's Revenue Share 0.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2029

Financial Condition

Historical milestones

Port International Coffee Inc has been operating since February, 2021 and has since achieved the following milestones:

Letter of Intent signed for lease in Fort Lauderdale, Florida.

Self-funded ~$60,000 of development so far.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 4/30/2021, Port International Coffee Inc has no debt.

No operating history

Port International Coffee Inc was established in February 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Port International Coffee Inc competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Port International Coffee Inc's core business or the inability to compete successfully against the with other competitors could negatively affect Port International Coffee Inc's financial performance.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Limited Operating History

Port International Coffee Inc is a newly established entity and has no history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Port International Coffee Inc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Real Estate Risk

Port International Coffee Inc is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Port International Coffee Inc is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Port International Coffee Inc might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Port International Coffee Inc is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Subordination

The Notes shall be subordinated to all indebtedness of Port International Coffee Inc to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

You Do Have a Downside

Conversely, if Port International Coffee Inc fails to generate enough revenue, you could lose some or all of your money.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Port International Coffee Inc or management), which is responsible for monitoring Port International Coffee Inc's compliance with the law. Port International Coffee Inc will not be required to implement these and other investor protections.

Changes in Economic Conditions Could Hurt Port International Coffee Inc

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Port International Coffee Inc's financial performance or ability to continue to operate. In the event Port International Coffee Inc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Reliance on Management

As a securities holder, you will not be able to participate in Port International Coffee Inc's management or vote on and/or influence any managerial decisions regarding Port International Coffee Inc. Furthermore, if the founders or other key personnel of Port International Coffee Inc were to leave Port International Coffee Inc or become unable to work, Port International Coffee Inc (and your investment) could suffer substantially.

Limited Services

Port Coffee International Inc operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Port Coffee International Inc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Port Coffee International Inc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt Port Coffee International Inc

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Port Coffee International Inc's financial performance or ability to continue to operate. In the event Port Coffee International Inc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Port Coffee International Inc nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Port Coffee International Inc will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Port Coffee International Inc is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Port Coffee International Inc will carry some insurance, Port Coffee International Inc may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Port Coffee International Inc could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Port Coffee International Inc's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Port Coffee International Inc's management will coincide: you both want Port Coffee International Inc to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Port Coffee International Inc to act conservative to make sure they are best equipped to repay the Note obligations, while Port Coffee International Inc might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Port Coffee International Inc needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Port Coffee International Inc is significantly more successful than your initial expectations.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Port Coffee International Inc, and the revenue of Port Coffee International Inc can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Port Coffee International Inc. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Port Coffee International Inc isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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